Issuer Free Writing Prospectus

May 8, 2006

Filed pursuant to Rule 433

Registration Statement No. 333-132393

PRELIMINARY TERM SHEET

Banc of America Securities LLC

Kilroy Realty Corporation

2,000,000 Shares of Common Stock

Issuer:	Kilroy Realty Corporation

Symbol:	NYSE: KRC

Shares to be offered:

2,000,000 shares of common stock of Kilroy Realty Corporation (plus up to 300,000 additional shares of common stock of Kilroy Realty Corporation that Banc of America Securities LLC, the underwriter of this offering, will have the option to purchase to cover over-allotments, if any)

Price to public:	$ per share

Settlement date:	May , 2006

Use of Proceeds:

Kilroy Realty Corporation will contribute the net proceeds from the common stock sold in this offering to its subsidiary, Kilroy Realty, L.P. (the “operating partnership”), in exchange for units of limited partnership interest in the operating partnership. The operating partnership intends to use the net proceeds to fund a portion of its development pipeline and for other general corporate purposes. Pending application of the net proceeds from this offering for the foregoing purposes, the operating partnership intends to use all of the net proceeds to temporarily repay borrowings under its unsecured revolving credit facility. Borrowings under the revolving credit facility that are repaid with the net proceeds from this offering may be reborrowed, subject to customary conditions.

Commission payable by investors:

In addition to the discounts and commissions payable to the underwriter by Kilroy Realty Corporation, the underwriter will receive a commission equivalent from investors in the amount of $0.05 for each share of common stock sold to those investors in the offering.

CUSIP:	49427F108

Restrictions on Transfer:

Shares of Kilroy Realty Corporation’s common stock are subject to restrictions on ownership and transfer designed to preserve its qualification as a real estate investment trust for federal income tax purposes. See “Description of Capital Stock - Restrictions on ownership and transfer of our capital stock” in post-effective amendment no. 1 to Kilroy Realty Corporation’s registration statement on Form S-3 (registration no. 333-132393).

Lockup:

Kilroy Realty Corporation, certain of its executive officers, its Chairman of the Board and the operating partnership will agree that they will not, among other things and subject to exceptions, offer or sell any shares of common stock of Kilroy Realty Corporation for a period of 60 days (subject to extension by up to an additional 34 days under certain limited circumstances) after the date of the prospectus supplement relating to the offering, without the prior written consent of the underwriter.

Relationship:

The underwriter is joint lead arranger and joint book runner, and an affiliate of the underwriter is a lender and a syndication agent, under the operating partnership’s unsecured revolving credit facility. Because all of the net proceeds from the offering will be applied to temporarily repay borrowings under that credit facility, this affiliate of the underwriter will receive a portion of those net proceeds through the repayment of those borrowings.

Risk Factors:

Investing in Kilroy Realty Corporation’s common stock involves risks. Prospective investors should carefully review the information appearing under “Item 1A. Risk Factors” in Kilroy Realty Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Kilroy Realty Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006 and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Kilroy Realty Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as well as the other information appearing in those documents, for a discussion of some of the risk factors that they should carefully consider before making an investment decision.

Underwriter:	Banc of America Securities LLC will be the sole underwriter in a firm commitment underwriting of these shares of common stock.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-294-1322 or e-mail a request to dg.prospectus_distribution@bofasecurities.com.